September 14, 2007

Via EDGAR and Federal Express

Securities and Exchange Commission

Washington, D.C.  20549

Attn:  Mr. Jeffrey Riedler

          Assistant Director

          Division of Corporation Finance

          Mail Stop 6010

Re:

Enable IPC Corporation
Registration Statement on Form SB-2
Filed July 17, 2007
File No. 333-144668
Client-Matter No. 24016.002

Dear Mr. Riedler:

This firm represents Enable IPC, a Delaware corporation (the “Company”).  We have received a copy of the Staff’s letter of July 24, 2007 (the “Comment Letter”) raising certain comments on the Company’s Registration Statement on Form SB-2 filed on July 17, 2007 (File No. 333-144668) (the “Registration Statement”), and management of the Company has requested that we respond on the Company’s behalf.

The following represents the Company’s responses to the Comment Letter.  The Staff’s comments have been set forth below in italics, and the paragraphs have been numbered to correspond to the numeration of the Comment Letter.

Plan of Distribution, page 37

1.  Please provide an analysis as to why Mr. Zfat has not been identified as an underwriter.  We may have additional comments.

Management of the Company has determined that it would be in the Company’s best interests to remove all selling stockholders from the proposed registration.  Accordingly, Mr. Zfat is no longer referenced in the Registration Statement as a selling stockholder and therefore would not need to be identified as an underwriter.

Securities and Exchange Commission
Attn:  Mr. Jeffrey Riedler

September 14, 2007

General

2.  We note that you are registering the sale of approximately 12.5 million shares of common stock at a price of $0.20 per share and the selling shareholders are selling 8.735 million shares of common stock at prevailing market prices or privately negotiated transactions.  Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering.  Since you are not eligible to conduct a primary offering on Form S-3, it appears that you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4) and the selling shareholders must set a price at which the shares will be offered.

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).  In your analysis, please address the following among any other relevant factors:

•

The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•

The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•

The relationship of each selling shareholder with the company, including an analyss of whether the selling shareholder is an affiliate of the company;

•

Any relationship among the selling shareholders;

•

The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that are returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•

The discount at which the selling shareholders will purchase the common stock underlying the convertible securities (or any related security, such as a warrant or option) upon conversion or exercise; and

•

Whether or not any of the selling shareholders is in the business of buying and selling securities.

As indicated above, the Company has removed the selling stockholders from the proposed registration.  Amendment No. 1, concurrently filed herewith, now refers only to the Company’s proposed offering of 12,500,000 shares of common stock, and is a primary offering at a fixed offering price.

Securities and Exchange Commission
Attn:  Mr. Jeffrey Riedler

September 14, 2007

Please contact me if you have any other questions or require any additional information regarding this matter.

Very truly yours,

HOPKINS & CARLEY
A Law Corporation

Cathryn S. Gawne

CSG/pt

cc:

Mr. David Walker